UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2024

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.000% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.250% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Submission of Matters to a Vote of Security Holders

On February 22, 2024, Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (the “Company” or “Textainer”) held a special general meeting of its shareholders (the “Special Meeting”) to consider and act upon the following proposals as set forth in the Notice of Special Meeting and the Company’s proxy statement for the Special Meeting furnished to the U.S. Securities and Exchange Commission (“SEC”) on Textainer’s Report on Form 6-K on January 17, 2024 (the “Proxy Statement”):

1. Proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of October 22, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Typewriter Parent Ltd., an exempted company limited by shares incorporated under the Companies Act (2023 Revision) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), (b) the form of Statutory Merger Agreement (as it may be amended from time to time, the “Statutory Merger Agreement”), by and among the Company, Parent, and Merger Sub, substantially in the form set forth in Exhibit B to the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a subsidiary of Parent and (c) the transactions contemplated thereby, including the Merger (the “Merger Proposal”).

2. Proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

Of the 41,375,795 common shares of Textainer, par value $0.01 per share (“Company Common Shares”) and 12,000 preference shares of Textainer (collectively, “Company Preference Shares”) issued and outstanding as of January 5, 2024, the record date, 27,967,623 Company Common Shares and 6,248 Company Preference Shares were present virtually or represented by proxy, constituting quorum.

Each Company Common Share and Company Preference Share is entitled to one vote per share. Each of the 12,000,000 depositary shares issued and outstanding in respect of the Company’s Series A Preference Shares or Series B Preference Shares (each as defined in the Proxy Statement, and each of which are traded on the New York Stock Exchange) represents a 1/1000th interest in the applicable underlying Company Preference Share. Holders of depositary shares were entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively.

Approval of the Merger Proposal required the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class. Approval of the Adjournment Proposal required the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

The final voting results for each proposal are set forth below:

Proposal 1: The Merger Proposal

The Merger Proposal was approved by the holders of Company Common Shares and Company Preference Shares, based upon the voting results set forth below.

For	Against	Abstain	Broker Non-Vote
27,905,498	31,027	37,345	0

Proposal 2: The Adjournment Proposal

Because there were sufficient votes to approve the Merger Proposal, the Adjournment Proposal was not presented.

Press Release

On February 23, 2024, Textainer issued a press release announcing the results of the Special Meeting. The press release contemplates an anticipated closing date on or about March 14, 2024.

A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein.

Finalization Announcement

In accordance with the regulatory requirements of the Johannesburg Stock Exchange (the “JSE”), on February 23, 2024 Textainer publicly issued in South Africa via SENS a finalization announcement (the “Finalization Announcement”) in required form with respect to Company Common Shares traded on the JSE in South Africa. The Finalization Announcement contemplates, among other things, (i) an anticipated closing date on or about March 14, 2024 and (ii) advises that all conditions to the closing have been fulfilled or waived, other than those conditions that by their nature are to be satisfied at closing, as outlined in the Merger Agreement, including an absence of any Company Material Adverse Effect (as defined in the Merger Agreement). Among other satisfied closing conditions, Company shareholder approval and all antitrust approvals required under the Merger Agreement have been received.

A copy of the Finalization Announcement is attached as Exhibit 99.2 hereto and is hereby incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the Special Meeting, Textainer mailed or otherwise made available, on or about January 24, 2024, to Textainer’s shareholders as of the January 5, 2024 record date the Proxy Statement describing the Merger Proposal voted upon at the Special Meeting, as well as logistical information related to the Special Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials and other documents containing important information about Textainer and the proposed transaction, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

Exhibits

99.1 Press Release, dated February 23, 2024

99.2 Finalization Announcement, dated February 23, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer